Exhibit 99.2

RECENT DEVELOPMENTS

UK: Total sells minority interests in West of Shetland fields for £565 million

On July 29, 2015, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Company”) announced the signature of an agreement to sell 20% of its interests in the Laggan, Tormore, Edradour and Glenlivet fields, located in the West of Shetland area, to SSE E&P UK Limited Ltd for £565 million (around $876 million), subject to the customary approvals.

Following completion of the transaction, TOTAL will hold a 60% operated interest in the Laggan, Tormore, Edradour and Glenlivet fields, alongside partners DONG E&P (UK) Limited (20%) and SSE E&P UK Limited (20%). The sale also includes 20% of TOTAL’s interest in the Shetland Gas Plant and interests in several exploration licenses located in the West of Shetland area, including the Tobermory discovery.

•	Laggan and Tormore

The Laggan and Tormore fields are located around 140 kilometers west of the Shetland Islands on Blocks 206/1a, 205/4b and 205/5a, in 600 meters of water. Development of the fields was launched in 2010 and first gas is expected in the coming months. The development concept consists of a 140-kilometer tie-back of five subsea wells to the new onshore Shetland Gas Plant, with a peak production rate expected of 500 million standard cubic feet per day.

•	Edradour and Glenlivet

Development of the Edradour and Glenlivet fields was launched in 2014. The Edradour discovery is located 75 kilometers northwest of Shetland on Block 206/4a, in 300 meters of water. The Glenlivet discovery is located north of Edradour on Block 214/30a, in 400 meters of water. Edradour’s development plan includes converting the discovery well into a production well connected to the main Laggan-Tormore flowline by a 16-kilometer subsea tie-back. Glenlivet’s development plan includes two wells and a 17-kilometer production pipeline tied back to Edradour. Edradour is expected to start up in 2017, followed by Glenlivet in 2018.

TOTAL announces its second quarter 2015 interim dividend

On July 29, 2015, TOTAL announced that its Board of Directors met on July 28, 2015, and approved a second quarter 2015 interim dividend of €0.61 per share. This interim dividend, unchanged compared to the first quarter of 2015, is payable in euros according to the following timetable:

•	ex-dividend date: December 21, 2015;
•	record date: December 18, 2015; and
•	payment date in cash or shares issued in lieu of cash: January 14, 2016.

The Board of Directors will meet on December 16, 2015, to:

•	declare the second quarter 2015 interim dividend;
•	offer the option for shareholders to receive the second quarter 2015 interim dividend in cash or in new shares of the Company;
•	set the price of the new shares with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the second quarter 2015 interim dividend; and
•	confirm the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend as from January 14, 2016.

American Depositary Receipts (“ADRs”) will receive the second quarter 2015 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: December 16, 2015;
•	ADR record date: December 18, 2015; and
•	ADR payment date in cash or shares issued in lieu of cash: January 22, 2016.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

Angola: TOTAL starts up production from Dalia Phase 1A on deep offshore Block 17

On July 17, 2015, TOTAL announced the start of production from Dalia Phase 1A, a new development on its deep offshore operated Block 17, located 135 km off the coast of Angola. Dalia Phase 1A is expected to contribute 30,000 barrels per day (b/d) to the block’s production.

The Dalia Phase 1A project involves the drilling of seven infill wells tied back to the Dalia Floating Production Storage and Offloading (FPSO) unit.

Singapore: TOTAL starts up its world’s largest lubricants oil blending plant to accelerate growth in Asia

On July 3, 2015, TOTAL announced the start up of its largest state-of-the-art lubricants oil blending plant in the world, located in Singapore. With an annual production capacity of 310,000 metric tons, this new major hub will boost TOTAL’s lubricant supply in the Asia-Pacific region, which already represents more than 25% of TOTAL’s lubricants sales.

TOTAL intends to increase its Asian sales signficantly, with production from the new plant accounting for a majority of the accelerated growth. The new facility will produce the highest quality lubricant oils and supply a wide range of segments in the Asia Pacific region, including automotives (two wheelers and cars), industrials and marine.

Results of the option to receive the final dividend for 2014 in shares

Regarding the option for each shareholder to receive the final dividend of €0.61 per share in cash or in new shares of the Company (as further described below), the period for exercising the option ran from June 8, 2015 to June 22, 2015. On June 29, 2015, TOTAL announced that, at the end of the option period, 54% of rights were exercised in favor of receiving the payment for the final dividend for 2014 in shares.

18,609,466 new shares will be issued, representing 0.78% of the Company’s share capital on the basis of the share capital of May 31, 2015. The share price for the new shares to be issued as payment of the remaining dividend was set at €42.02 on May 29, 2015.

The total remaining cash dividend paid to shareholders who did not elect to receive the final dividend for 2014 in shares amounted to €666 million and the date for the payment in cash was July 1, 2015.

Germany: TOTAL sells its interest in the Schwedt Refinery to Rosneft

On June 19, 2015, TOTAL announced the signature of an agreement to sell its 16.67% interest in the Schwedt Refinery in northeastern Germany (Brandenburg) to Rosneft, which already indirectly holds an 18.75% stake in the facility. The transaction is valued at $300 million excluding working capital and remains subject to customary approvals.

The sale of TOTAL’s minority interest in the Schwedt Refinery is in line with TOTAL’s 2017 target to reduce its European refining and petrochemical capacity by 20%, as announced in 2012.

Located in northeastern Germany, the Schwedt Refinery has a capacity of 12 million tons per year. The refinery is owned by Shell (37.5%) and indirectly by Rosneft (18.75%), BP (18.75%), TOTAL (16.67%) and ENI (8.33%).

Oil and gas majors call for carbon pricing

On June 1, 2015, six Major oil and gas companies, BG Group plc, BP plc, Eni S.p.A., Royal Dutch Shell plc, Statoil ASA and TOTAL S.A., announced their call to governments around the world and to the United Nations Framework Convention on Climate Change (UNFCCC) to introduce carbon pricing systems and create clear, stable, ambitious policy frameworks that could eventually connect national systems. These would reduce uncertainty and encourage the most cost effective ways of reducing carbon emissions widely.

The six companies set out their position in a joint letter from their chief executives to the UNFCCC Executive Secretary and the President of the COP21. This comes ahead of the UNFCCC’s COP21 climate meetings in Paris this December.

With this unprecedented joint initiative, the companies recognize both the importance of the climate challenge and the importance of energy to human life and well-being. They acknowledge the current trend of greenhouse gas emissions is in excess of what the Intergovernmental Panel on Climate Change says is needed to limit global temperature rise to no more than 2 degrees Centigrade, and say they are ready to contribute solutions.

Ordinary General Meeting of May 29, 2015 – Approval of resolutions proposed by the Board of Directors

The Ordinary General Meeting of TOTAL was held on May 29, 2015, under the chairmanship of Thierry Desmarest. Shareholders adopted all resolutions recommended by the Board of Directors, including:

•	The approval of the 2014 financial statements and payment of an annual dividend for 2014 of €2.44 per share, an increase of 2.5% from the previous year;

•	The option for shareholders to receive the final dividend for 2014 and any interim dividends for 2015 in cash or in new shares of the Company (as further detailed below); and

•	The election of the Chief Executive Officer Mr. Patrick Pouyanné as director and re-election of Mr. Patrick Artus and Mrs. Anne-Marie Idrac as directors, for three-year terms.

The Shareholders’ Meeting was also an opportunity for Thierry Desmarest, Patrick Pouyanné and Patrick de La Chevardière, Chief Financial Officer, to report on corporate governance, present the Group’s performance and outlook, and pay tribute to former Chairman and CEO Christophe de Margerie.

Thierry Desmarest emphasized the quality of TOTAL’s corporate governance, highlighting the implementation of the managerial transition without delay following the loss of Christophe de Margerie. He also stressed the strong involvement of the directors and in particular thanked Mrs. Anne Lauvergeon, Mr. Michel Pébereau and Mr. Bertrand Collomb, who are stepping down from the board after 15 years of active participation.

Patrick Pouyanné outlined TOTAL’s medium and long-term strategy in the context of the challenges of increasing energy demand and climate change. This strategy consists of growing production through the start-up of fifteen Upstream projects, continuing to adapt Refining & Chemicals and expanding Marketing & Services in growth markets. The Group also intends to provide solutions to the challenge of climate change, relying notably on the development of natural gas and solar energy.

Patrick Pouyanné then addressed the sharp decline in oil prices since September 2014. In this context, TOTAL realized strong results in 2014 demonstrating resilience and benefiting from its integrated model. The Group also launched an ambitious response plan in order to reduce its spending, lower its breakevens and adapt to this new environment. This plan already started to bear fruit in the first quarter 2015, as the Group’s results benefited from realized cost reductions, Upstream production growth and high Downstream returns.

Finally, Patrick de La Chevardière provided details on the executive directors’ compensation for 2014, explaining in particular the performance criteria of the CEO’s annual variable compensation. He underlined the dividend increase, as well as the Group’s commitment to a competitive shareholder return, and presented the option for shareholders to receive the final dividend payment for 2014 in shares.

Thierry Desmarest concluded by thanking the 3,200 shareholders present for their loyalty. Through the full mobilization of its teams, the Group is confident in its ability to adapt and pursue its growth for the benefit of its shareholders, with safety as the first priority.

Ordinary General Meeting of May 29, 2015 – 2014 Dividend of €2.44 per share

The Ordinary General Meeting, held on May 29, 2015 under the chairmanship of Thierry Desmarest, declared a dividend for 2014 of €2.44 per share. Taking into account the three interim dividends of €0.61 per share paid on September 26, 2014, December 17, 2014, and March 25, 2015 respectively, the final dividend for 2014 paid was equal to €0.61 per share. In addition, the Ordinary General Meeting decided that each shareholder had the option between payment of this final dividend in cash or in new shares of the Company, each choice being exclusive of the other.

Angola: TOTAL produces two billion barrels on deep offshore Block 17

On May 27, 2015, TOTAL announced having achieved the significant milestone of producing a cumulative two billion barrels from its operated deep offshore Block 17 located 150 km off the coast of Angola. With the recent start up of CLOV, Block 17 has become TOTAL’s most prolific site with production of over 700,000 barrels per day.

The Group operates four Floating Production Storage and Offloading (FPSO) units on the major production zones of the block: Girassol, Dalia, Pazflor and CLOV.

Russia: Termokarstovoye gas field brought on stream in Northern Siberia

On May 20, 2015, TOTAL announced the start-up of gas and condensate production from the onshore Termokarstovoye field, located in the Yamalo Nenets Autonomous District of the Russian Federation. The field is expected to produce around 6.6 million cubic meters of gas and 20 thousand barrels of condensate per day, with a combined production capacity of 65 thousand barrels of oil equivalent per day.

The project infrastructure is adapted to arctic conditions and includes a gas gathering network, a gas treatment plant, a gas condensate de-ethanization facility and export pipelines.

The Termokarstovoye field is operated by Terneftegas, a joint-venture between Russia’s 2nd biggest natural gas producer Novatek (51%) and TOTAL (49%).

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